UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2026

Anuj Sethi
Chief Financial Officer
Yatra Online, Inc.
Gulf Adiba, Plot No. 272
4th Floor, Udyog Vihar, Phase II
Sector 20, Gurugram-122008
Haryana, India

Re: Yatra Online, Inc.
Form 20-F for the fiscal year ended March 31, 2025
Filed July 31, 2025
File No. 001-37968

Dear Anuj Sethi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation